A MESSAGE TO CUSTOMERS OF
                       NORTHERN INDIANA PUBLIC SERVICE CO.

Shouldn't NIPSCO Pay More Attention To YOUR Needs?

Since early June, NiSource Inc., the parent company of Northern Indiana Public Service Co. (NIPSCO), has spent millions of dollars in an attempt to acquire Virginia-based Columbia Energy Group in a 1980's-style hostile takeover. NiSource should end this costly and disruptive effort immediately and begin focusing on something much more important: serving the needs of its customers.

YOU DESERVE LOWER RATES

NIPSCO has, by far, the highest residential electric rates of all of Indiana's 42 electric utilities, according to a recent survey issued by the Indiana Utility Regulatory Commission. A NIPSCO customer using 1,000 kilowatt hours of electricity pays $95.22 per month, compared to a statewide average of $65.46.

Instead of pouring millions of dollars into fees for investment bankers, lawyers and consultants, NiSource should be trying to find ways to lower its high costs and pass the savings on to you.

YOU DESERVE BETTER SERVICE

According to a recent survey published by two nationally recognized consulting firms, NIPSCO ranked "below average" for customer service among electric utility companies in the Midwest. Instead of sponsoring local events and placing newspaper ads in states where it has no business operations, NiSource's executives should be spending their time in Indiana trying to find ways to respond more quickly and effectively to your complaints.

YOU DESERVE FREEDOM TO CHOOSE YOUR ENERGY COMPANY

Other companies across the nation, including Columbia, have embraced market competition and freedom of choice for their customers. But NiSource refuses to face the future, desperately clinging to its monopoly mentality.

Instead of trying to build an energy empire stretching from Indiana to Massachusetts, NiSource should focus its resources on promoting consumer choice in its existing markets.

You deserve better treatment from your energy company. NiSource should stop wasting time and money on an expensive, disruptive and unwanted hostile takeover campaign and start trying to lower rates, improve service and open its markets to competition.

After all, you deserve it!


                          [COLUMBIA ENERGY GROUP LOGO]